Exhibit 99(kk)

[Additional Q&A For Use in Response to Questions From IES Employees]

Retirement                                                        Update 8/29/96

Q. How will my health insurance plan be affected if IES were to merge with MEC?

A. We cannot guarantee what will happen with your health insurance, but we can tell you what we've done in the past. In previous mergers, retirees remained on the health insurance plan they retired under.

Q.    What will happen to my retiree medical premiums?

A. We cannot guarantee what will happen with your retiree medical premiums, but we can tell you what we've done in the past. In previous mergers, retirees remained on the same premium structure they retired under.

Q. IES is providing a 14% cost of living adjustment to their pension participants. Can MEC guarantee that we will maintain that increase through a merger?

A. MidAmerican would need to review the plan prior to making any promises. However, in previous mergers, retirees' pension amounts were not adjusted because of the merger.

Q. Will MEC establish a separate trust fund for the IES pension plan participants?

A. If the merger is successful, MidAmerican will review the current trusts. Until this review occurs, we are unable to answer your question.

Community Presence

Q.    What plans does MidAmerican have for the Centerville office(s)?

A. MidAmerican has not formulated its plan for the Centerville office. MidAmerican has made a strong effort to maintain its community presence throughout its service territory.